Exhibit 99.3

Financial Statements

2011 Financial Results	29

To the Shareholders of Wi-LAN Inc.

We have audited the accompanying consolidated financial statements of Wi-LAN Inc., which comprise the consolidated balance sheets as at December 31, 2011 and 2010 and the consolidated statements of operations, shareholders’ equity and cash flows for the years then ended, and the related notes.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with generally accepted accounting principles in the United States of America and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Wi-LAN Inc., as at December 31, 2011 and 2010 and its results of operations and cash flows for the years then ended in accordance with generally accepted accounting principles in the United States of America.

Chartered Accountants, Licensed Public Accountants

March 9, 2012

Ottawa, Ontario

2011 Financial Results	30

Wi-LAN Inc.

Consolidated Statements of Operations

(in thousands of United States dollars, except share and per share amounts)

	Year ended December 31, 2011	Year ended December 31, 2010

Revenue
Royalties	$104,813	$45,557
Brokerage	996	3,679

Total Revenue	$105,809	$49,236

Operating expenses
Cost of revenue	27,012	26,103
Research and development (Note 3)	7,792	3,965
Marketing, general and administration	65,749	37,462
Realized foreign exchange (gain) loss	(1,958)	230
Unrealized foreign exchange loss	2,997	4
Transaction costs	3,044	—
Restructuring charges	—	726

Total operating expenses	104,636	68,490

Earnings (loss) from operations	1,173	(19,254)
Investment income	5,654	683
Interest expense	(4,218)	—
Debenture financing, net (Note 8)	20,747	—

Earnings (loss) before income taxes	23,356	(18,571)

Provision for (recovery of) income tax expense (Note 3)
Current	3,275	3,041
Deferred	(11,716)	—

	(8,441)	3,041

Net earnings (loss)	31,797	(21,612)

Other comprehensive income
Cumulative translation adjustment	(9,830)	12,713

Comprehensive income (loss)	$21,967	$(8,899)

Earnings (loss) per share (Note 10(g))
Basic	$0.26	$(0.21)
Diluted	$0.25	$(0.21)

Weighted average number of common shares
Basic	122,741,326	103,289,548
Diluted	124,999,644	103,289,548

See accompanying notes to consolidated financial statements

2011 Financial Results	31

Wi-LAN Inc.

Consolidated Balance Sheets

(in thousands of United States dollars)

As at	December 31, 2011	December 31, 2010
Current assets
Cash and cash equivalents	$432,186	$82,636
Short-term investments	1,524	26,971
Accounts receivable (Note 11)	2,153	2,238
Prepaid expenses and deposits	290	213
Deferred financing costs (Note 8)	1,716	—

	437,869	112,058

Furniture and equipment, net (Note 4)	1,769	568
Patents and other intangibles, net (Note 5)	118,645	126,069
Deferred tax asset (Note 3)	18,086	—
Goodwill (Note 6)	12,623	13,522

	$588,992	$252,217

Current liabilities
Accounts payable and accrued liabilities (Note 9)	$22,169	$11,804
Due to related party (Note 9)	7,102	—
Current portion of patent finance obligation (Note 7)	2,458	—
Deferred tax liability (Note 3)	1,851	—
Debentures (Note 8)	203,855	—

	237,435	11,804

Patent finance obligation (Note 7)	5,189	—
Success fee obligation (Note 12 (c))	15,212	—

	257,836	11,804

Commitments and contingencies (Note 12)

Shareholders’ equity
Common shares (Note 10(c))	436,606	355,709
Additional paid-in capital (Note 10(d))	14,061	13,786
Accumulated other comprehensive income (Note 2)	16,225	26,055
Deficit	(135,736)	(155,137)

	331,156	240,413

	$588,992	$252,217

See accompanying notes to consolidated financial statements

On behalf of the Board:

Richard Shorkey	John Gillberry
Director	Director

2011 Financial Results	32

	Year ended December 31, 2011	Year ended December 31, 2010
Cash generated from (used in)
Operations
Net earnings (loss)	$31,797	$(21,612)
Non-cash items
Stock-based compensation	4,228	1,835
Depreciation and amortization	22,785	20,796
Extinguishment of conversion feature of convertible debentures	(66,679)	—
Foreign exchange gain	(5,175)	1,327
Deferred financing costs	4,195	—
Accretion of debt discount	41,737	—
Disposal of patents	704	80
Deferred income tax recovery	(11,716)	—
Accrued interest	4,218	—
Long term portion of success fee	15,212	—

	41,306	2,426

Change in non-cash working capital balances
Accounts receivable	85	(1,689)
Prepaid expenses and deposits	(77)	(71)
Assets held for sale	—	2,082
Accounts payable and accrued liabilities	15,785	3,127

Cash generated from operations	57,099	5,875

Financing
Proceeds on sale of common shares, net	71,992	20,673
Dividends paid	(10,668)	(4,750)
Proceeds from issuance of convertible debentures, net	226,749	—
Debentures repurchased under normal course issuer bid	(1,535)	—
Common shares repurchased under normal course issuer bid	(2,871)	—
Common shares issued for cash on the exercise of options	6,086	4,122
Common shares issued for cash from Employee Share Purchase Plan	182	151

Cash generated from financing	289,935	20,196

Investing
Purchase of short-term investments	25,473	(6,015)
Purchase of furniture and equipment	(1,907)	(411)
Purchase of patents	(19,753)	(9,994)

Cash generated from (used in) investing	3,813	(16,420)

Foreign exchange loss on cash held in foreign currency	(1,297)	(1,078)
Effect of change in reporting currency items	—	4,831

Net cash and cash equivalents generated in the period	349,550	13,404
Cash and cash equivalents, beginning of period	82,636	69,232

Cash and cash equivalents, end of period	$432,186	$82,636

See accompanying notes to consolidated financial statements

2011 Financial Results	33

Wi-LAN Inc.

Consolidated Statement of Shareholders’ Equity

(in thousands of United States dollars)

	Share Capital	Additional Paid- in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity

Balance – December 31, 2009	$328,654	$14,892	$13,342	$(127,469)	$229,419

Comprehensive earnings:
Net loss	—	—	—	(21,612)	(21,612)
Net impact of change in reporting currency on non monetary items	—	—	12,713	—	12,713
Shares issued:
Stock-based Compensation Expense	—	1,835	—	—	1,835
Exercise of Stock Options	6,231	(2,109)	—	—	4,122
Sale of shares under Employee Share Purchase Plan	151	—	—	—	151
December 2010 Short Form Prospectus, net of issuance costs	20,673	—	—	—	20,673
Expense related to RSUs issued on surrender of options	—	(832)	—	—	(832)
Dividends declared	—	—	—	(6,056)	(6,056)

Balance – December 31, 2010	355,709	13,786	26,055	(155,137)	240,413

Comprehensive earnings:
Net earnings	—	—	—	31,797	31,797
Net impact of change in functional currency on non monetary items	—	—	(9,830)	—	(9,830)
Shares issued:
Stock-based Compensation Expense (Note 10(d))	—	4,228	—	—	4,228
Exercise of Stock Options (Note 10(c))	9,181	(3,095)	—	—	6,086
Sale of shares under Employee Share Purchase Plan (Note 10(c))	182	—	—	—	182
January 2011 Short Form Prospectus, net of issuance costs (Note 10(c))	71,992	—	—	—	71,992
Tax benefit related to share issuance costs	1,410	—	—	—	1,410
Expense related to RSUs issued on surrender of options	—	145	—	—	145
Shares repurchased under normal course issuer bid (Note 10(c))	(1,868)	(1,003)	—	—	(2,871)
Dividends declared (Note 10(c))	—	—	—	(12,396)	(12,396)

Balance – December 31, 2011	$436,606	$14,061	$16,225	$(135,736)	$331,156

See accompanying notes to consolidated financial statements

2011 Financial Results	34

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

1.	NATURE OF BUSINESS

Wi-LAN Inc. (“WiLAN” or the “Company”) develops, acquires, and licenses a range of intellectual property that drives products in communications and consumer electronics markets. The Company has licensed patents to companies that sell products utilizing the following technologies including: Wi-Fi, WiMAX, LTE, CDMA, DSL, DOCSIS, Bluetooth and V-Chip.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Effective January 1, 2011, the Company changed its primary basis of accounting to generally accepted accounting principles in the United States of America (“U.S. GAAP”) from Canadian generally accepted accounting principles (“Canadian GAAP”). The Company made the change to U.S. GAAP as a result of the Company’s listing on the NASDAQ Global Select Market (the “US Listing”) and to facilitate comparisons with its industry peers, all of whom are listed in the U.S. and file financial statements prepared in accordance with U.S. GAAP. Previously, the Company prepared its interim and audited financial statements in accordance with Canadian GAAP and included a reconciliation to U.S. GAAP in the audited financial statements.

Effective January 1, 2011, the Company determined that its functional currency has changed from the Canadian dollar to the U.S. dollar. Concurrent with this change in functional currency, the Company adopted the U.S. dollar as its reporting currency.

For presentation purposes, the change was effected for prior periods using the current rate method as follows: assets and liabilities were translated into U.S. dollars at the prevailing exchange rates at each balance sheet date; revenues and expenses were translated at the average exchange rates prevailing during each reporting period; and equity transactions were translated at the prevailing historical exchange rate at each transaction date. Adjustments resulting from the translations are included in the cumulative translation adjustments in shareholders’ equity and totaled $26,055 at December 31, 2010. The change in functional currency on January 1, 2011, resulted in a reduction in the net book value of the Company’s non-current assets of $12,940 (net of the deferred tax impact of $3,110) which has been applied to the Company’s Cumulative Translation Adjustment within Accumulated Other Comprehensive Income.

The consolidated financial statements of WiLAN include the accounts of WiLAN and its wholly owned subsidiaries. All inter-company transactions and balances have been eliminated in the consolidated financial statements.

The significant accounting policies are summarized below:

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the years. Actual results could differ from those estimates.

Revenue Recognition

The Company’s revenue consists of royalty revenue and brokerage revenue. The Company considers revenue to be earned when it has persuasive evidence of an arrangement, the obligation has been fulfilled in accordance with the terms of the licensing agreement, including delivery and acceptance, and collection is reasonably assured. The Company defers recognizing revenue until such time as all criteria are met. Determination of whether or not these criteria have been met may require the Company to make judgments, assumptions and estimates based upon current information and historical experience.

2011 Financial Results	35

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The Company’s royalty revenues consist of fixed fee and running royalty payments. Royalties from fixed fee royalty arrangements may consist of one or more instalments of cash or in-kind property, such as patents. The Company recognizes revenue from these arrangements as amounts become due and collection is assured. Royalties from running royalty arrangements can be based on either a percentage of sales or number of units sold for which the Company earns royalties at the time the licensees’ sales occur. The licensees are obligated to provide the Company with quarterly or semi-annual royalty reports and these reports are typically received subsequent to the period in which the licensees underlying sales occurred. As the Company is unable to estimate the licensees’ sales in any given reporting period to determine the royalties owing, it recognizes revenue from running royalty arrangements in the period in which the royalty report is received and when all other revenue recognition criteria are met.

The Company’s brokerage revenue consists of the sale of patents from within its portfolio and recognizes revenue when it is earned. The Company considers brokerage revenue to be earned when it has persuasive evidence of an arrangement, the obligation has been fulfilled in accordance with the terms of the agreement, including delivery and acceptance and collection is reasonably assured.

Revenue arrangements with extended payment terms, where fees are fixed in one or more installments of cash and which contain terms that could impact the amounts ultimately collected, are generally recognized as collection becomes assured.

Stock-based Compensation

The Company has a share option plan (“Option Plan”) for certain employees, directors and consultants. The Company accounts for stock options using the fair value method. Compensation expense is measured at the estimated fair value of the options at the date of grant and charged to earnings on a straight-line basis over the vesting periods. The amount expensed is credited to additional paid-in capital in the period. Upon the exercise of stock options, cash received is credited to share capital together with any amount previously credited to additional paid-in capital related to the options exercised.

Deferred Stock Units (“DSUs”)

The Company has a DSU plan for certain employees and directors. The Company has the right to settle the DSUs in either cash or by the issuance of common shares. The liability for outstanding units and related expense for the DSUs are adjusted to reflect the market value of the common shares at each balance sheet date.

Restricted Share Units (“RSUs”)

The Company has a RSU plan for certain employees and directors and has granted RSUs pursuant to certain employment agreements and in exchange for surrendered stock options. Under the RSU plan, units are settled in cash based on the market value of WiLAN’s common shares on dates the RSUs vest. The accrued liability and related expense for the RSUs are adjusted to reflect the market value of the common shares at each balance sheet date.

Income Taxes

The Company uses the liability method of accounting for income taxes. Deferred income tax assets and liabilities are determined based on the difference between the accounting and tax bases of the assets and liabilities and measured using the substantively enacted tax rates that are expected to be in effect when the differences are estimated to be reversed. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will be realized. The realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible.

2011 Financial Results	36

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Research and Development (“R&D”)

Costs incurred in R&D, which include engineering expenses, such as staff costs (including stock based compensation) and certain external consultants related to the development efforts, as well as, the expenses related to the management of the patent portfolio, are expensed as incurred.

Computation of Earnings (Loss) Per Share

Basic earnings/loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings/loss per share is computed using the treasury stock method.

Foreign Currency Translation

The Company’s functional currency is United States dollars (“USD”); monetary assets and liabilities denominated in foreign currencies are translated into USD at exchange rates prevailing at the balance sheet date.

The Company enters into forward foreign exchange contracts, from time to time, to manage its exposure to currency rate fluctuations related primarily to future cash inflows and outflows of U.S. dollars. The Company does not hold or issue derivative financial instruments for trading or speculative purposes and it has chosen not to designate them as hedges. Therefore these contracts must be designated as “held for trading” on the balance sheet and fair valued each quarter. The resulting gain or loss on the valuation of these financial instruments is included in net earnings/loss.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash in bank accounts, term deposits and Guaranteed Investment Certificates (“GICs”) with maturities of three months or less at the date of the investment.

Furniture and Equipment

Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets as follows:

Leasehold improvements	term of the lease
Computer equipment and software	3 years
Furniture and equipment	5 years

The carrying value of furniture and equipment is reviewed for impairment when events or circumstances indicate that the carrying amount of the asset group may not be recoverable as the furniture and equipment is held to be used. The need for impairment is assessed by comparing the carrying value to the estimated undiscounted future cash flows to be generated by those assets. If this assessment indicates that the carrying value of the furniture and equipment is not recoverable, the carrying value is then compared with the estimated fair value of the assets and the carrying value is written down to the estimated fair value.

Patents and Other Intangibles

Patents and other intangibles are carried at cost less accumulated amortization. Amortization is calculated on the straight-line basis over the estimated useful life or the remaining term of the patent (up to 20 years), whichever is less. The carrying value of patents and other intangibles is reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. The need for impairment is assessed by comparing the carrying value to the estimated undiscounted future cash flows to be generated by those assets. If this assessment indicates that the carrying value of the patents and other intangibles is not recoverable, the carrying value is then compared with the estimated fair value of the assets and the carrying value is written down to the estimated fair value.

2011 Financial Results	37

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Goodwill

Goodwill is recorded as at the date of the business combination and represents the excess of the purchase price of acquired businesses over the fair value assigned to identifiable assets acquired and liabilities assumed. Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate the asset might be impaired.

The impairment test is carried out in two steps. In the first step, the carrying value of the reporting unit including goodwill is compared with its fair value. When the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not to be impaired and the second step is unnecessary. The Company has one reporting unit.

In the event the fair value of the reporting unit, including goodwill, is less than the carrying value, the implied fair value of the reporting unit’s goodwill is compared with its carrying value to measure the amount of any impairment loss. When the carrying value of goodwill in the reporting unit exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of operations and deficit.

Business Segment Information

The Company has one operating segment; Intellectual Property. The Company generates the majority of its revenues in U.S. dollars from several geographic regions; however it has allocated its revenues to the location in which the license originated. All licenses are issued in Canada and therefore all revenues are attributed to Canada.

Debentures

The conversion feature of the Company’s convertible debentures (see Note 8) is treated as a derivative financial instrument and recorded at its fair value as a liability because it was not considered to be indexed to the Company’s common shares since the exercise price was denominated in Canadian dollars and the Company’s functional currency is U.S. dollars. The proceeds from the issuance of the convertible debentures were allocated to the debentures and conversion feature based on the relative fair values of the two components on the date of issuance. The initial fair value of the debenture component was estimated using an interest rate for similar debt instruments excluding a conversion feature and the corresponding discount was amortized over the estimated term of the debt. The initial value of the conversion feature component was determined using Black-Scholes and the foreign exchange rate in effect. The conversion feature component was re-measured at each balance sheet date using Black-Scholes and the foreign exchange rate in effect at the end of the period and any change was recorded as unrealized gain/loss.

Adoption of accounting pronouncements

In 2009, the Emerging Issues Task Force (the “EITF”) reached final consensus under Accounting Standards Update (“ASU”) No. 2009-13 (Topic 605) on the issue related to revenue arrangements with multiple deliverables. This guidance eliminates the residual method of allocating arrangement consideration in arrangements involving multiple deliverables. This guidance is effective for the Company’s revenue arrangements entered into or materially modified on or after January 1, 2011. The Company adopted this guidance in the first quarter of 2011 and the adoption of this new issue did not have a material impact to the Company’s consolidated financial statements.

In 2010, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2010-13 (Topic 718) to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance, or service condition. Under this guidance, which was effective for years beginning on or after December 15, 2010, an entity would not classify such an award as a liability if it otherwise qualifies for classification in equity. The Company has adopted this guidance in the first quarter of 2011 and the adoption did not have a material impact on the Company’s consolidated financial statements.

2011 Financial Results	38

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

In May 2011, the FASB issued ASU No. 2011-04 (Topic 820) to amend fair value measurement and disclosure requirements to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The Company is required to adopt this guidance in the first quarter of 2012 and the adoption is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05 (Topic 220), to amend the option to report other comprehensive income and its components in the statement of changes in equity. Instead, an entity will be required to present either a continuous statement of net income and other comprehensive income or in two separate but consecutive statements. We adopted this guidance in the first quarter of 2011 and the adoption did not have a material impact to our consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08 (Topic 350) to amend the test for goodwill impairment and permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as the basis for determining whether it is necessary to perform the two-step goodwill impairment test. The Company is required to adopt this guidance in the first quarter of 2012 and the adoption is not expected to have a material impact on the Company’s consolidated financial statements.

3.	TAXES

The reconciliation of the expected provision for income tax recovery/expense to the actual provision for income tax recovery/expense reported in the consolidated statements of operations is as follows:

	2011	2010
Earnings (loss) before income taxes	$23,356	$(18,571)
Expected income tax expense (recovery) at Canadian statutory income tax rate of 28.25% (2010 – 31.00%)	6,598	(5,713)
Permanent differences	811	74
Effect of change in tax rates	(5,972)	615
Reversal of previously recognized foreign tax credits	—	4,260
Foreign withholding taxes paid	264	1,813
Increase (decrease) in valuation allowance	(10,142)	1,992

Provision for income tax (recovery) expense	$(8,441)	$3,041

2011 Financial Results	39

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2011	2010
Tax loss carryforwards	$15,102	$21,233
Scientific research and experimental development (“SR&ED”) carryforwards	4,959	4,823
Harmonization asset	617	682
Share issue costs	1,913	618
Investment tax credits (“ITC’s”)	4,648	—
Accounts payable and other	8,986	9
Difference between tax and book value of convertible debentures	(6,308)	—
Difference between tax and book value of furniture and patents	(9,208)	(12,748)

Total future income tax asset	20,709	14,616
Valuation allowance	(4,474)	(14,616)

Net future income tax asset	$16,235	$—

	2011	2010
Current deferred tax liabilities	$(1,851)	$—
Non-current deferred tax assets	18,086	—

	$16,235	—

Management has assigned probabilities to the Company’s expected future taxable income based on significant risk factors, sensitivity analysis and timing of non-capital tax losses resulting in the release of the valuation allowance. The amount of the future income tax asset considered realizable could change materially in the near term, based on future taxable income during the carryforward period. During the year ended December 31, 2011, the Company recorded a deferred tax recovery of $11,716 which was largely attributable to the reversal of a significant portion of the Company’s valuation allowance that was applied against the deferred tax assets comprised of the Company’s Canadian tax loss carryforwards and SR&ED credits. The valuation allowance consists of $2,975 in Canada and $1,499 in the U.S.

As at December 31, 2011, the Company had unused non-capital tax losses of approximately $42,706 (2010 – $67,207) and SR&ED expenditure pool totaling $19,606 (2010 – $18,671) that are due to expire as follows:

	SR&ED Expenditure Pool	Tax Losses
2025	$—	$7,161
2026	—	444
2027	—	91
2029	—	3,877
2030	—	30,145
2031	—	988
Indefinite	19,606	—

	$19,606	$42,706

The Company also has investment tax credits of $6,221, that expire in various amounts from 2016 to 2031, and $22,164 of capital losses carried forward with no expiry date.

2011 Financial Results	40

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

For the year ended December 31, 2011, the Company incurred R&D costs totaling $869 (2010 – $766) that it believes will qualify for SR&ED deductions and ITCs. R&D costs are comprised primarily of salaries and benefits.

In addition, the Company has approximately $3,944 of net operating loss carry forwards available for U.S. income tax purposes to reduce taxable income of future years that expire in various amounts from 2021 to 2031.

A reconciliation of the beginning and ending amounts of unrecognized income tax benefits for the years ended December 31, 2011 and 2010 is as follows:

	2011	2010

Balance at January 1	$—	$—
Tax postions related to current year:
Additions	—	—
Reductions	—	—
Tax postions related to prior years:
Additions	—	—
Reductions	—	—

Balance at December 31	$—	$—

The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax provision. At December 31, 2011 and 2010, there were no interest or penalties included in the income tax provision.

The Company files Canadian and U.S. federal and state income tax returns. The Company is subject to examination by the tax authorities for the tax years ended 2007 through 2010. The Company does not have any unrecognized tax positions as at December 31, 2011.

4.	FURNITURE AND EQUIPMENT

	Cost	Accumulated Depreciation	Net Book Value
As at December 31, 2011
Leasehold improvements	$589	$402	$187
Computer equipment and software	2,986	1,487	1,499
Furniture and equipment	530	447	83

	$4,105	$2,336	$1,769

As at December 31, 2010
Leasehold improvements	$440	$299	$141
Computer equipment and software	1,323	936	387
Furniture and equipment	435	395	40

	$2,198	$1,630	$568

The Company purchased furniture and equipment totaling $1,907 during 2011 (2010 – $411).

2011 Financial Results	41

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The estimated future depreciation expense of furniture and equipment as of December 31, 2011 was as follows:

Year ending December 31:	Amount
2012	$904
2013	597
2014	213
2015	34
2016	21

$1,769

5.	PATENTS

	Cost	Accumulated Amortization	Net Book Value
As at December 31, 2011
Patents	$199,898	$81,253	$118,645

As at December 31, 2010
Patents	$200,597	$74,528	$126,069

The Company purchased patents totaling $26,964 during 2011 (2010 – $4,998). As a result of the change in functional currency (see Note 2), the Company recorded a reduction of $26,763 and $14,724 to the cost and accumulated amortization, respectively.

The estimated future amortization expense of patents as of December 31, 2011 was as follows:

Year ending December 31:	Amount
2012	$22,920
2013	22,514
2014	22,110
2015	21,735
2016	14,525

$103,804

6.	GOODWILL

At December 31, 2011 and 2010, the fair value of the reporting unit exceeded its carrying value. Accordingly, the Company determined that goodwill was not impaired and no further testing was performed. The change in the carrying value is attributable to the translation to U.S. dollars using the current rate for 2010 and the historical rate for 2011 as a result of the change in reporting and functional currency (see Note 2).

2011 Financial Results	42

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

7.	PATENT FINANCE OBLIGATION

On January 27, 2011, the Company acquired certain patents for future considerations while entering into a licensing agreement with the same counter-party. The Company has accounted for the non-monetary transaction at fair value using the income approach to value the patents acquired. To estimate the fair value, the Company considered the estimated future royalties, related costs and applied a discount rate of 16.5%.

The obligation is based on the quarterly discounted payment stream of $688 and an effective interest rate of 4.75%. The current and long term portion of this obligation is reflected as follows:

	As at December 31, 2011	As at December 31, 2010
Patent finance obligation, due December 27, 2014	$7,647	$—
Current portion	(2,458)	—

	$5,189	$—

Principal repayments over the next five years are expected to be as follows:

2012	$2,458
2013	$2,518
2014	$2,671

8.	CONVERTIBLE DEBENTURES

On September 8, 2011 and September 12, 2011, the Company issued 6.0% extendible convertible unsecured subordinated debentures due September 30, 2016 (the “Debentures”) pursuant to an indenture (the “Indenture”), dated September 8, 2011, between the Company and Computershare Trust Company of Canada, as trustee (the “Trustee”). The Debentures bear interest at a rate of 6.0% per year, payable in cash on March 15 and September 15 of each year, commencing March 15, 2012. The Debentures initially mature on January 31, 2012 and may have been extended to March 31, 2012 at the Company’s discretion (the “Initial Maturity Date”). Pursuant to the Company’s offer to purchase all the issued and outstanding shares of MOSAID Technologies Incorporated (“MOSAID”), if the initial take up of outstanding common shares of MOSAID resulted in the Company owning or controlling at least 66 2/3% of the MOSAID shares (the “Take Up”), the maturity date of the Debentures would have automatically extended from the Initial Maturity Date to September 16, 2016. The Debentures are the Company’s senior unsecured obligations and rank equally in right of payment with any of the Company’s future senior unsecured indebtedness, and the Debentures are structurally subordinated to the Company’s future secured indebtedness to the extent of the value of the related collateral and to the indebtedness and other liabilities, including trade payables, of the Company’s subsidiaries, except with respect to any subsidiaries that become guarantors pursuant to the terms of the Indenture.

The Debentures were convertible into cash and, if applicable, common shares of the Company at an initial conversion rate of 108.6957 of common shares per CDN $1,000 principal amount of debentures (which was equivalent to an initial conversion price of approximately CDN $9.20 per common share). The conversion rate, and thus the conversion price, was to be adjusted under certain circumstances, including in connection with conversions made following certain fundamental changes and under other circumstances as set forth in the Indenture.

Each Debenture was to be convertible at any time after the Take Up and prior to 5:00 p.m. (Toronto time) on the earlier of the final maturity date or, if called for redemption, on the business day immediately preceding the date specified by the

2011 Financial Results	43

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Company for the redemption of the notes. Upon conversion, holders would also have received accrued and unpaid interest for the period from and including the last interest payment date on their Debenture (or the date of closing the offering if no interest has yet been paid).

The offering of the Debentures on September 8, 2011 was for CDN $200,000 and included an overallotment option that allowed the underwriters to purchase up to an additional CDN $30,000 aggregate principal amount of debentures. The underwriters exercised their overallotment option on September 12, 2011, bringing the total amount of Debentures issued on September 12, 2011 to CDN $230,000.

The Company bifurcated the proceeds from the offering of the Debentures between the convertible debenture and conversion feature of the debentures based on the relative fair values of the two components on the date of issuance. On the date of issuance, the relative fair values of the two components were estimated to be approximately $163,882 and $68,778, respectively. The fair value for the convertible debt component was estimated using an interest rate of 9.0% which was based on the estimated interest rates of similar debt instruments excluding the conversion feature. The fair value for the conversion feature component of was determined using Black-Scholes model, with the following assumptions:

Risk free interest rate	2.8%
Volatility	63%
Expected option life (in years)	5.0
Dividend yield	1.0%

The conversion feature was recorded as a liability and was re-measured at fair value as a liability at each subsequent balance sheet date up to its extinguishment as discussed below. Any change in value is recorded as unrealized gain/loss.

The related initial debt discount of approximately $68,778 is being amortized using the effective interest method over the estimated life of the Debentures.

In connection with the above-noted transactions, the Company expected to incur approximately $12,100 of directly related costs of which $5,817 was accrued and payable only upon the Take Up. The transaction fees and related offering expenses were allocated to the convertible debenture and conversion feature components in proportion to the allocation of proceeds. Approximately $8,523 of debt issuance costs were allocated to the convertible debt component, which were capitalized as deferred financing costs. These costs are being amortized over the estimated term of the debt using the effective interest method. The remaining $3,577 of costs allocated to the conversion feature component of the debt was recorded as a period expense for the year ended December 31, 2011.

On November 1, 2011, the Company’s offer to purchase all the issued and outstanding MOSAID shares expired as the initial Take Up was not achieved. As a result, the maturity date of the Debentures will be January 31, 2012 and the Company will be required to repay in cash the aggregate principal amount of the outstanding Debentures and accrued and unpaid interest. In accordance with the terms of the Indenture, as there was no take up of the outstanding shares of MOSAID, no Debenture can be converted to common shares and accordingly the conversion privilege was extinguished which resulted in the Company recording an unrealized gain of $66,679 with respect to the elimination of the fair value of the conversion feature liability at the date of extinguishment.

As noted above, the $5,817 of transaction fees were not payable as the Take Up was not achieved, resulting in a reduction in the debt issuance costs allocated to the convertible debt component of $4,097 and to the conversion feature component $1,700. The reduction of $1,720 allocated to the conversion feature component was recorded as a reduction of period expenses for the year ended December 31, 2011.

2011 Financial Results	44

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

As a result of the Take Up not being achieved the Company changed the estimated life of the Debentures from September 30, 2016 to the Initial Maturity Date. Accordingly, the amortization of the outstanding debt discount and debt issuance costs allocated to the convertible debt component as at November 1, 2011 were re-estimated based on the January 31, 2012 maturity date.

On November 11, 2011, the Company received regulatory approval to make a normal course issuer bid (“ Debenture Bid”) through the facilities of the Toronto Stock Exchange (“TSX”). Under the Debenture Bid, the Company planned to purchase for cancellation up to CDN $11,500 worth of its Debentures, being 5% of the CDN $230,000 worth of Debentures as of November 11, 2011, when the TSX approved the arrangement. The Debenture Bid commenced on November 11, 2011 and will not extend beyond January 31, 2012. The Company repurchased $1,535 worth of its Debentures under the Debenture Bid during the year ended December 31, 2011.

As at December 31, 2011, the carrying value of the Company’s Debentures is as follows:

As at December 31,
2011
6% Convertible debenture	$224,641
Unamortized discount	(24,998)
Accrued interest	4,212

Net carrying amount	$203,855

The unamortized discount of $24,998 will be reversed in the first quarter of fiscal 2012.

Debenture financing costs for the year ended December 31, 2011 were as follows:

2011

Accretion of debt discount	$(41,737)
Financing costs	(4,195)
Extinguishment of conversion feature	66,679

$20,747

On January 31, 2012, the Company repaid in cash the aggregate principal amount of the outstanding Debentures of CDN $228,456 and accrued and unpaid interest of CDN $5,445.

2011 Financial Results	45

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at December 31,	As at December 31,
	2011	2010
Trade payables	$2,419	$1,490
Accrued compensation	2,609	2,606
Accrued legal costs	278	3,482
Dividends	3,041	1,315
Success fee obligation (Note 12(c))	12,774	—
Accrued other	1,048	2,911

	$22,169	$11,804

The due to related party relates to a one-time payment of $7,102 for the incentive buy-out to extinguish the Chief Executive Officer’s contracted right to 2% of gross revenues that had been earned, resulting from the amendment of his employment agreement. The related party transaction has been measured at the exchange amount and is not repayable.

10.	SHARE CAPITAL

a)	Authorized

Unlimited number of common shares.

6,350.9 special preferred, redeemable, retractable, non-voting shares.

An unlimited number of preferred shares, issuable in series.

b)	Issued and Outstanding

The issued and outstanding common shares of WiLAN, along with equity instruments convertible into common shares, are as follows:

	As at December 31,	As at December 31,
	2011	2010
Common shares	123,236,813	109,722,975
Securities convertible into common shares
Stock options	8,821,980	6,843,217
Deferred stock units (DSUs)	73,658	68,809

	132,132,451	116,635,001

As at December 31, 2011, no preferred shares or special preferred shares were issued or outstanding.

2011 Financial Results	46

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

c)	Common Shares

	Number	Amount
December 31, 2009	102,043,885	$328,654

Issued on sale of shares under Employee Share Purchase Plan	74,800	151
Exercise of options	2,487,990	4,122
Issued on sale of shares in December 2010	5,116,300	20,673
Transfer from contributed surplus on options exercised	—	2,109

December 31, 2010	109,722,975	$355,709

Issued on exercise of stock options	2,599,738	6,086
Issued on sale of shares under Employee Share Purchase Plan	41,800	182
Issued on sale of shares in January 2011	11,400,000	71,992
Repurchased under normal course issuer bid	(527,700)	(2,871)
Transfer to additional paid in capital pursuant to normal course issuer bid	—	1,003
Transfer from additional paid-in capital on exercise of options	—	3,095
Tax benefit related to share issuance costs	—	1,410

December 31, 2011	123,236,813	$436,606

During the year ended December 31, 2011, the Company raised net proceeds of $71,992 (CDN $72,104) (gross proceeds of $76,181 or CDN $75,240) through the sale of 11,400,000 common shares by way of short form prospectus. The financing was priced at $6.68 per common share (CDN $6.60 per common share).

During fiscal 2011, the Company paid four quarterly cash dividends totaling CDN $10,428 (2010 – CDN $4,886). The dividend rate for the quarterly cash dividends was CDN $0.025 per common share. During fiscal 2011, the Company declared dividends totaling CDN $12,313 (2010 – CDN $6,193).

On December 13, 2011, the Company received regulatory approval to make a normal course issuer bid (“Share Bid”) through the facilities of the TSX. Under the Share Bid, the Company plans to purchase up to 6,183,347 common shares, representing up to 5% of the common shares issued and outstanding when the TSX approved the arrangement. The Share Bid commenced on December 15, 2011 and will not extend beyond March 3, 2012. The Company repurchased 527,700 common shares under the Share Bid during the year ended December 31, 2011 for a total of $2,871.

d)	Stock Options

Wi-LAN has an Option Plan, a DSU plan, an Employee Stock Purchase Plan, and a RSU plan for its directors, employees and consultants. The current RSU plan calls for settlement only in cash. The Option Plan, the DSU plan and the Employee Stock Purchase Plan are considered “security based compensation arrangements” for the purposes of the TSX. The Company is authorized to issue up to an aggregate of 10% of its outstanding common shares under these “security based compensation arrangements”, with the common shares authorized for issuance under the DSU plan limited to 246,348 and under the Employee Purchase Plan limited to 360,800. In addition, 850,000 options granted to the CEO on joining the Company in May 2006 were treated as “inducement options” for the purposes of the TSX and wee excluded from the 10% cap. All “inducement options” were exercised as at December 31, 2010.

The options vest at various times ranging from immediate vesting on grant to vesting over a three year period. Options generally have a six year life.

2011 Financial Results	47

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Option activity for the years ended December 31, 2011 and 2010 was as follows:

		Price per Share			Exercisable Options
	Number of Options	Price Range		Weighted Average	Number	Weighted Average
December 31, 2009	7,845,898	$0.70	$6.34	$2.12	4,011,929	$2.08

Granted	1,861,222	3.12	4.63	4.31
Exercised	(2,487,990)	0.70	3.28	1.69
Forfeited	(375,913)	1.85	3.28	2.23

December 31, 2010	6,843,217	$0.70	$4.63	$2.87	3,185,513	$2.49

Granted	4,871,500	5.34	7.09	5.77
Exercised	(2,599,738)	0.72	5.01	2.30
Forfeited	(292,999)	1.88	5.52	4.13

December 31, 2011	8,821,980	$0.72	$7.09	$4.60	2,657,192	$3.12

The Company uses the Black-Scholes model for estimating the fair value of options granted, with the following weighted average assumptions:

	2011	2010
Risk free interest rate	1.9%	2.1%
Volatility	55%	57%
Expected option life (in years)	3.6	3.0
Dividend yield	1.2%	1.1%
Forfeiture rate	8.8%	0.0%

The weighted average fair value per option granted during the year ended December 31, 2011 was CDN $2.32 (2010 – CDN $1.69).

The intrinsic value of options exercised was $11,019 for the year ended December 31, 2011 (2010 – $5,032). Intrinsic value is the total value of exercised options based on the price of the Company’s common shares at the time of the exercise less the proceeds received from the employees to exercise the options.

As of December 31, 2011, there was $9,324 of total unrecognized stock-based compensation costs, net of expected forfeitures, related to unvested stock-based compensation arrangements granted under the stock option plan. This cost is expected to be recognized over a weighted average period of 2.38 years.

Details of the outstanding options at December 31, 2011 are as follows:

Range of Exercise Prices		Outstanding Options at December 31, 2011	Remaining Term of Options in Years	Weighted Average	Exercisable Options at December 31, 2011	Weighted Average
$—	$1.00	—	0.00	$—	—	$—
1.01	2.00	931,757	2.20	1.82	494,440	1.86
2.01	3.00	1,283,070	3.12	2.56	1,282,237	2.56
3.01	4.00	136,321	4.62	3.40	41,108	3.40
4.01	7.09	6,470,832	5.29	5.42	839,407	4.71

$1.42	$7.09	8,821,980	4.64	$4.60	2,657,192	$3.12

2011 Financial Results	48

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Stock-based compensation expense for the year ended December 31, 2011 was $4,228 (2010 – $1,835). The following provides a summary of the stock-based compensation expense for the years ended December 31, 2011 and 2010:

	2011	2010
Cost of revenue	$748	$423
Research and development	737	271
Marketing, general and administration	2,743	1,141

	$4,228	$1,835

During the year ended December 31, 2011, 292,999 stock options were cancelled as they related to former employees.

e)	Deferred Stock Units

The Company has a Deferred Stock Unit (“DSU”) plan as a tool to assist in the retention of selected employees and directors and to help conserve the Company’s cash position. Under the DSU plan, DSUs may be awarded and will become due when the conditions of retention have been met and employment terminated or completed. The value of each DSU is determined in reference to the Company’s common share price, and the DSU value is payable in either cash or shares at the Company’s option.

DSUs issued and outstanding as at December 31, 2011 were 73,658 (2010 – 68,808). The liability recorded in respect of the outstanding DSUs was $427 as at December 31, 2011 (2010 – $448). The change in the liability is recorded as compensation expense.

During the year ended December 31, 2011, 5,108 DSUs were granted to certain directors in lieu of cash for their quarterly fees earned during the year ended December 31, 2011.

f)	Restricted Share Units

The Company implemented a Restricted Share Unit (“RSU”) plan for certain employees and directors in January 2007. Under the RSU plan, units are settled in cash based on the market value of WiLAN’s common shares on the dates when the RSUs vest. The accrued liability and related expense for the RSUs are adjusted to reflect the market value of the common shares at each balance sheet date.

During the year ended December 31, 2011, the Company granted 342,750 RSUs (2010 – 496,110) and settled 166,845 RSUs (2010 – 3,332). RSUs outstanding as at December 31, 2011 were 556,413 (2010 – 462,120). The liability recorded in respect of the outstanding RSUs was $1,276 as at December 31, 2011 (2010 – $1,567). The change in the liability is recorded as compensation expense.

During the year ended December 31, 2011, 81,612 RSUs (2010 – 33,990) were cancelled as they related to former employees.

g)	Per Share Amounts

The weighted average number of common shares outstanding used in the basic and diluted earnings per share (“EPS”) computation was:

	2011	2010
Basic weighted average common shares outstanding	122,741,326	103,289,548
Effect of options	2,258,318	—

Diluted weighted average common shares outstanding	124,999,644	97,011,499

The effect of options totaling 1,876,025 for fiscal 2010, were anti-dilutive.

2011 Financial Results	49

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

11.	FINANCIAL INSTRUMENTS

The Company is exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivable, settlement of liabilities and management of cash and cash equivalents.

Credit risk

Credit risk is the risk of financial loss to the Company if a licensee or counter-party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable and forward foreign exchange contracts.

The Company’s cash and cash equivalents, and short-term investments consist primarily of deposit investments that are held only with Canadian chartered banks. Management does not expect any counter-parties to fail to meet their obligations.

The Company’s exposure to credit risk with its accounts receivable from licensees is influenced mainly by the individual characteristics of each licensee. The Company’s licensees are for the most part, manufacturers and distributors of telecommunications and consumer electronics products primarily located in the United States, Canada, Taiwan, Korea, Japan, Hong Kong and China. Credit risk from accounts receivable encompasses the default risk of the Company’s licensees. Prior to entering into licensing agreements with new licensees the Company assesses the risk of default associated with the particular company. In addition, on an ongoing basis, management monitors the level of accounts receivable attributable to each licensee and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue. The Company has had no significant bad debts for any periods presented.

Management does not believe that there is significant credit risk arising from any of the Company’s licensees for which revenue has been recognized. However, should one of the Company’s major licensees be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At December 31, 2011, two licensees accounted for 10% or more of total accounts receivable (December 31, 2010 – two licensees).

Financial assets past due

The following table provides information regarding the aging and collectability of the Company’s accounts receivable balances as at December 31, 2011:

Current	$485
Past due 1 – 30 days	1,668
Past due 31 – 60 days	7
Past due 61 – 90 days	—
Over 91 days past due	18
Less allowance for doubtful accounts	(25)

Total accounts receivable	$2,153

The definition of items that are past due is determined by reference to terms agreed with individual licensees. As at the date of this report, March 9, 2012, approximately $1,673 of past due amounts have been collected. None of the amounts outstanding have been challenged by the respective licensees and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

2011 Financial Results	50

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At December 31, 2011, the Company had a provision for doubtful accounts of $25 (2010 – $5) which was made against accounts receivable where collection efforts to date have been unsuccessful.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due.

At December 31, 2011, the Company had cash and cash equivalents and short-term investments of $433,710, credit facilities of $8,000 and accounts receivable of $2,153 available to meet its obligations.

Market risk

Market risk is the risk to the Company that the fair value of future cash flows from its financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company generating revenues in foreign currencies.

Interest rate risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents and short-term investments. The Company’s objectives of managing its cash and cash equivalents and short-term investments are to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company’s banks so that they earn interest. When placing amounts of cash and cash equivalents into short-term investments, the Company only places investments with Canadian chartered banks and ensures that access to the amounts placed can be obtained on short-notice

Currency risk

A portion of WiLAN’s revenues and operating expenses are denominated in Canadian dollars. Because the Company reports its financial performance in US dollars, WiLAN’s operating results are subject to changes in the exchange rate of the Canadian dollar relative to the US dollar. Any decrease in the value of the Canadian dollar relative to the US dollar has an unfavourable impact on Canadian denominated revenues and a favourable impact on Canadian denominated operating expenses. Recently, decreases in the value of the Canadian dollar relative to the US dollar have had a positive impact on WiLAN’s Canadian dollar denominated operating expenses. Approximately 69% of the Company’s cash and cash equivalents and short term investments, and all of the Debentures are denominated in Canadian dollars and are subject to changes in the exchange rate of the Canadian dollar relative to the US dollar. The recent decreases in the value of the Canadian dollar relative to the US dollar have had a negative impact on WiLAN’s Canadian dollar denominated cash and cash equivalents, short-term investments and internally restricted cash, and a positive impact on its Canadian dollar denominated Debentures.

The Company may manage the risk associated with foreign exchange rate fluctuations by, from time to time, entering into forward foreign exchange contracts and engaging in other hedging strategies. To the extent that WiLAN engages in risk management activities related to foreign exchange rates, it may be subject to credit risks associated with the counterparties with whom it contracts.

The Company’s objective in obtaining forward foreign exchange contracts is to manage its risk and exposure to currency rate fluctuations related primarily to future cash inflows and outflows of Canadian dollars and secures the Company’s profitability on anticipated future cash flows. The Company does not use forward foreign exchange contracts for speculative or trading purposes.

2011 Financial Results	51

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

12.	COMMITMENTS AND CONTINGENCIES

a)	Litigation

The Company, in the course of its normal operations, is subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, WiLAN has no reason to believe that the ultimate outcome of these matters would have a significant impact on its consolidated financial position. The significant legal proceedings in which the Company is involved are summarized below.

In September 2002, WiLAN, its former Chairman and Wi-Com Technologies Inc. (a private Alberta company), among others, were served with two statements of claim alleging the defendants are liable for failing to deliver certain share certificates in a timely manner to the claimants. The claimants are former shareholders of Wi-Com Technologies Inc. The Company maintains that it has defences to these claims and does not believe that it will ultimately be found liable. WiLAN is defending these actions, has filed a statement of defence and has also filed a counterclaim against the claimants.

In September, 2011, WiLAN, its subsidiary Gladios IP Inc. (“Gladios”) and one of its officers, Paul Lerner, were sued by General Patent Corporation (“GPC”) before the SDNY Court alleging, among other things, breach of contract, fraud and misappropriation of trade secrets, by WiLAN with respect to its proposed acquisition of GPC. WiLAN, Gladios and Mr. Lerner deny any liability to GPC in this matter. At a motion brought by GPC for a preliminary injunction to enjoin Mr. Lerner from working for WiLAN or Gladios, which motion was joined with a trial on whether or not GPC had any trade secrets to be a subject of this matter, U.S. District Court Judge Keenan of the SDNY Court denied the motion and determined that GPC had no such trade secrets. GPC has appealed this decision to the United States Court of Appeal for the Second Circuit, against which appeal WiLAN, Gladios and Mr. Lerner are defending. While the appeal is continuing, the matter in chief is proceeding towards its discovery phase and the filing of summary judgment motions.

Management has evaluated the likelihood of an unfavourable outcome and determined that no amount should be accrued with respect to each of these matters.

b)	Operating lease

The Company has lease agreements for office space and equipment with terms extending to 2016. The aggregate minimum annual lease payments under these agreements are as follows:

Amount
2012	$585
2013	564
2014	504
2015	481
2016 and thereafter	241

$2,375

c)	Other

As partial consideration for patents acquired in September 2007, the Company agreed to future additional payments, not to exceed $4,000, contingent upon the ongoing enforceability of the patents and based on revenues produced from licensing or selling the patents. To date, there have been no licensing revenues produced from these patents and no amounts have been accrued to this counterparty in respect of this commitment.

2011 Financial Results	52

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

In certain of the Company’s patent infringement litigations the Company has been represented by the law firm of McKool Smith (“McKools”). Pursuant to the Company’s engagement with McKools, in consideration for a discount on fees, the Company has agreed to pay McKools a success fee based on achieving certain minimum financial measures. Upon achieving these financial measures, McKools will be entitled to receive a percentage of the proceeds actually received from these litigations up to a maximum of $27,986. Pursuant to the license agreements and settlements relating to these litigations signed to date, the Company expects to collect proceeds from these litigations over the next five years. Should the Company collect these amounts as contemplated in the agreements, McKools will be entitled to the entire success fee. As at the December 31, 2011, the Company accrued the full, undiscounted amount of the success fee obligation. The current and long term portion of this liability is reflected as follows:

As at December 31,
2011
Success fee obligation	$27,986
Current portion	(12,774)

$15,212

The current portion of the success fee obligation is recorded in accrued legal costs (see Note 9).

13.	RESTRUCTURING CHARGES

Included in accrued liabilities are restructuring costs of nil as at December 31, 2011 ($158 as at December 31, 2010). During the year ended December 31, 2011, the Company completed the remaining payments related to the workforce reduction undertaken in July 2010.

14.	SUPPLEMENTAL CASH FLOW INFORMATION

	2011	2010
Net interest received in cash, included in operations	$1,994	$858
Taxes paid	2,746	2,886
Patents acquired under deferred financing arrangement	7,647	—

2011 Financial Results	53

Wi-LAN Inc.

11 Holland Avenue, Suite 608

Ottawa, ON Canada

K1Y 4S1

Tel:	1.613.688.4900
Fax:	1.613.688.4894
www.wilan.com